LEAD INVESTOR



Joseph Lizyness CEO, Eagle Atlas

I invested in Toffee for many reasons and I truly believe Toffee will become the eBay of digital products. The founding team, booming e-commerce industry, and the fact that Toffee accepts Bitcoin through a partnership with Wyre made this investment a no-brainer for me. The current round with a 5M valuation cap allows others the opportunity to invest in the absolute ground floor and one I could not pass on. The story of Toffee is just getting started, but I believe tech giants like Shopify, Amazon, or eBay will ultimately acquire Toffee. Let's go!

Invested $1,000 this round

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